SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Sunoco LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

869239 103

(CUSIP Number)

Thomas E. Long

Chief Financial Officer

Energy Transfer Partners, L.P.

8111 Westchester Drive,

Suite 600

Dallas, Texas 75225

Tel: (214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of reporting person Heritage Holdings, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,189,021 Units (1)
	8	Shared voting power
	9	Sole dispositive power 14,189,021 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 14,189,021 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.9% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 14,189,021 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to Energy Transfer Partners, L.P. (“ETP”) and 2,236,158 common units to Energy Transfer Equity, L.P. (“ETE”) on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person ETP Holdco Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 18,808,703 Units (1)
	8	Shared voting power 14,189,021 (1)
	9	Sole dispositive power 18,808,703 Units (1)
	10	Shared dispositive power 14,189,021 (1)
11	Aggregate amount beneficially owned by each reporting person (1) 32,997,724 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 34.6% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 32,997,724 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person ETC M-A Acquisition LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,983,540 Units (1)
	8	Shared voting power
	9	Sole dispositive power 3,983,540 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 3,983,540 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 3,983,540 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person ETP Retail Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,506,404 Units
	8	Shared voting power
	9	Sole dispositive power 6,506,404 Units
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 6,506,404 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 6,506,404 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Atlantic Refining & Marketing Corp.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 6,506,404 Units
	9	Sole dispositive power
	10	Shared dispositive power 6,506,404 Units
11	Aggregate amount beneficially owned by each reporting person (1) 6,506,404 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 6,506,404 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Sunoco, Inc. (R&M)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 6,506,404 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 6,506,404 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 6,506,404 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 6,506,404 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Sunoco, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 6,506,404 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 6,506,404 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 6,506,404 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 6,506,404 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Heritage ETC, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 43,487,668 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 45.6% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 43,487,668 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Heritage ETC GP, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 43,487,668 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 45.6% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 43,487,668 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Energy Transfer Partners, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 43,487,668 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 45.6% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 43,487,668 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Energy Transfer Partners GP, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 43,487,668 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 45.6% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 43,487,668 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Energy Transfer Partners, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 43,487,668 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 45.6% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 43,487,668 common units representing limited partner interests in Sunoco LP.
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Energy Transfer Equity, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,263,158 Units (1)
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power 2,263,158 Units (1)
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 45,750,826 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 48.0% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 45,750,826 common units representing limited partner interests in Sunoco LP. The Reporting Person may also be deemed to be the beneficial owner of the non-economic general partner interest in the Issuer and the owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person LE GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,263,158 Units (1)
	8	Shared voting power 43,487,668 Units (1)
	9	Sole dispositive power 2,263,158 Units (1)
	10	Shared dispositive power 43,487,668 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 45,750,826 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 48.0% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 45,750,826 common units representing limited partner interests in Sunoco LP. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

1	Name of reporting person Kelcy L. Warren
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 45,750,826 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 45,750,826 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 45,750,826 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 48.0% Outstanding Units (2)
14	Type of reporting person IN

(1)	Consists of 45,750,826 common units representing limited partner interests in Sunoco LP. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)	Calculated using an aggregate of 95,339,786 units outstanding as of March 31, 2016, as based on: (a) a total of 87,365,706 common units outstanding as of February 22, 2016, as disclosed by Sunoco LP in its Annual Report on Form 10-K for the year ended December 31, 2015, and (b) the issuance of an additional 5,710,922 common units to ETP and 2,236,158 common units to ETE on March 31, 2016, each as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on April 1, 2016.

SCHEDULE 13D

Explanatory Note: This Amendment No. 4 (this “Amendment”) to the Schedule 13D originally filed on October 5, 2012 by certain of the Reporting Persons (as such term is defined below) (as amended by the Amendment, the “Schedule 13D”) is being filed to reflect (i) the contribution by ETP Retail Holdings, LLC, a Delaware limited liability company, to Sunoco LP, a Delaware limited partnership (the “Issuer” or “SUN”), of (a) 100% of the issued and outstanding membership interests in Sunoco Retail, LLC, a Delaware limited liability company, and (b) the remaining 68.42% membership interests in Sunoco, LLC, a Delaware limited liability company, in exchange for cash and common units representing limited partner interests of the Issuer and (ii) the issuance of common units representing limited partner interests of the Issuer in a private placement to Energy Transfer Equity, L.P. a Delaware limited partnership, each as more fully described in Item 3.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is attached as Exhibit A to this Schedule 13D/A and is incorporated by reference herein.

Item 1.	Security and Issuer

This Amendment relates to the common units representing limited partner interests of the Issuer (the “Common Units”). The address of the principal executive offices of the Issuer is 555 East Airtex Drive, Houston, Texas 77073.

Item 2.	Identity and Background

(a)-(c) This Amendment is being filed jointly by:

(i)	Heritage Holdings, Inc., a Delaware corporation (“HHI”);

(ii)	ETP Holdco Corporation, a Delaware corporation (“ETP Holdco”);

(iii)	ETC M-A Acquisition LLC, a Delaware limited liability company (“ETC M-A”);

(iv)	Atlantic Refining & Marketing Corp., a Delaware corporation (“Atlantic R&M”);

(v)	ETP Retail Holdings, LLC, a Delaware limited liability company (“ETP Retail”);

(vi)	Sunoco, Inc. (R&M), a Pennsylvania corporation (“Sunoco R&M”);

(vii)	Sunoco, Inc., a Pennsylvania corporation (“Sunoco, Inc.”);

(viii)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage ETC”);

(ix)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage ETC GP”);

(x)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(xi)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(xii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(xiii)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(xiv)	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

(xv)	Kelcy L. Warren, a United States citizen (“Warren”).

The entities and persons referred to in clauses (i) through (xv) above are collectively referred to as the “Reporting Persons.”

(i)	The principal business of HHI is to hold equity interests in Sunoco, Inc. and other entities. ETP Holdco is the sole stockholder of HHI.

(ii)	The principal business of ETP Holdco is to hold equity interests in HHI, Sunoco, Inc. and other entities.

(iii)	The principal business of ETC M-A is to hold equity interests in SUN.

(iv)	ETP Retail owns equity interests in ETC M-A and other subsidiaries. The principal business of ETP Retail is to hold equity interests in ETC M-A and other subsidiaries.

(v)	Atlantic R&M holds membership interests in ETP Retail. The principal business of Atlantic R&M is to hold equity interest in ETP Retail.

(vi)	Sunoco R&M owns membership interests in ETP Retail. The principal business of Sunoco R&M is to hold membership interests in ETP Retail.

(vii)	Sunoco, Inc. is the sole stockholder of Sunoco R&M and Atlantic R&M. The principal business of Sunoco, Inc. is to hold equity interests in Sunoco R&M, Atlantic R&M and other subsidiaries.

(viii)	Heritage ETC is the sole stockholder of ETP Holdco. The principal business of Heritage ETC is to hold equity interests in ETP Holdco and other entities.

(ix)	Heritage ETC GP is the general partner of Heritage ETC. The principal business of Heritage ETC GP is to hold the general partner interest in Heritage ETC.

(x)	ETP is the sole member of Heritage ETC GP and the holder of a 99.999% limited partner interest in Heritage ETC. ETP is the direct or indirect parent of each of HHI, ETP Holdco, ETC M-A, ETP Retail, Sunoco R&M, Atlantic R&M and Sunoco, Inc. The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries.

(xi)	ETP GP is the general partner of ETP. The principal business of ETP GP is to serve as the general partner of ETP.

(xii)	ETP LLC is the general partner of ETP GP. The principal business of ETP LLC is to serve as the general partner of ETP GP.

(xiii)	ETE is the sole member of ETP LLC. The principal business of ETE is to hold equity interests in its subsidiaries and to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas and liquids midstream or transportation assets.

(xiv)	LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.

(xv)	Warren is the Chief Executive Officer of ETP. Warren owns 81.2% of LE GP.

The principal office of each of the Reporting Persons is located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

Attached as Appendix A is information concerning the directors and executive officers of ETP LLC, LE GP, HHI, ETP Holdco, ETC M-A, ETP Retail, Sunoco R&M, Atlantic R&M, Sunoco, Inc., and Heritage ETC GP (the “Listed Persons”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the persons listed in this Item 2, including those listed on Appendix A, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

ETP Retail acquired 5,710,922 Common Units as a result of the Contribution Transaction (as defined below). ETE acquired 2,236,158 Common Units as a result of the PIPE Transaction (as defined below).

The Contribution Transaction

On March 31, 2016, ETP Retail completed the previously announced contribution contemplated by the Contribution

Agreement, dated as of November 15, 2015 (the “Contribution Agreement”), by and among SUN, Sunoco GP LLC (“SUN GP”), Sunoco, LLC (“Sunoco LLC”), Sunoco, Inc., ETP Retail and, solely with respect to certain provisions, ETP. Pursuant to the terms of the Contribution Agreement, SUN acquired from ETP Retail, effective January 1, 2016, (a) 100% of the issued and outstanding membership interests of Sunoco Retail, LLC (the “SUN Retail Interests”), and (b) the remaining 68.42% of the issued and outstanding membership interests in Sunoco LLC (the “SUN LLC Interests”, and together with the SUN Retail Interests, the “Acquired Interests”). As a result of this transaction (the “Contribution Transaction”), SUN now owns 100% of Sunoco LLC. Pursuant to the terms of the Contribution Agreement, ETP guaranteed all of the obligations of ETP Retail under the Contribution Agreement.

Subject to the terms and conditions of the Contribution Agreement, upon the closing of the Contribution Transaction, in exchange for the contribution by ETP Retail of the Acquired Interests, SUN paid to ETP Retail approximately $2.2 billion in cash, including certain working capital adjustments, and issued to ETP Retail 5,710,922 Common Units (the “Unit Consideration”). The Unit Consideration issued to ETP Retail as partial consideration for the Contribution Transaction was issued and sold in a private transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Contribution Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 16, 2015 and is incorporated herein by reference.

The PIPE Transaction

ON March 31, 2016, SUN completed the previously announced sale contemplated by the Common Unit Purchase Agreement, dated as of November 15, 2015, by and between SUN and ETE (the “Purchase Agreement”), of 2,263,158 Common Units (the “PIPE Common Units”) in a private placement to ETE at a purchase price of $31.00 per Common Unit, as adjusted by a $2.50 per Common Unit purchase price adjustment (the “PIPE Transaction”). In connection with the closing of the PIPE Transaction, SUN entered into a registration rights agreement, dated as of March 31, 2016 (the “Registration Rights Agreement”) with ETE. Pursuant to the Registration Rights Agreement, SUN is required to file a shelf registration statement to register the PIPE Common Units, upon the request of the holders of a majority of the then-outstanding PIPE Common Units. SUN shall use its reasonable best efforts to file the registration statement within 45 days of any such request and cause it to be effective as soon as reasonably practicable thereafter, subject to certain exceptions.

A copy of the Purchase Agreement was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 16, 2015 and is incorporated herein by reference. A copy of the Registration Rights Agreement was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 1, 2016 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

(a)	The Reporting Persons may make additional purchases of securities of the Issuer either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for securities of the Issuer, general economic conditions, stock market conditions and other future developments.

(b)	None.

(c)	None.

(d)	None.

(e)	ETE, as indirect owner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. ETE, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The information in the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

(c) To the knowledge of the Reporting Persons, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 is incorporated herein by reference.

There are no other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer that require disclosure under this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement and Power of Attorney dated April 9, 2015 (previously filed).

Exhibit B:	First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit C:	Amended and Restated Limited Liability Company Agreement of Sunoco GP LLC (previously filed).

Exhibit D:	Contribution Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Susser Holdings, L.L.C., Stripes LLC and Susser Petroleum Company LLC, dated September 25, 2012 (previously filed).

Exhibit E:	Contribution Agreement by and among Mid-Atlantic Convenience Stores, LLC, ETC M-A Acquisition LLC, Susser Petroleum Partners LP and Energy Transfer Partners, L.P., dated September 25, 2014 (previously filed).

Exhibit F:	Contribution Agreement by and among Sunoco, LLC, ETP Retail Holdings, LLC, Sunoco LP and Energy Transfer Partners, L.P., dated March 23, 2015 (previously filed).

Exhibit G:	Contribution Agreement by and among Susser Holdings Corporation, Heritage Holdings, Inc., ETP Holdco Corporation, Sunoco LP, Sunoco GP LLC and ETP, dated July 14, 2015 (previously filed).

Exhibit H:	Contribution Agreement by and among Sunoco LP, Sunoco GP LLC, Sunoco, LLC, Sunoco, Inc., ETP Retail Holdings, LLC and Energy Transfer Partners, L.P., dated November 15, 2015 (previously filed).

Exhibit I:	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit J:	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit K:	Common Unit Purchase Agreement, dated as of November 15, 2015, by and between Sunoco LP and Energy Transfer Equity, L.P. (previously filed).

Exhibit L:	Registration Rights Agreement, dated as of March 31, 2016, by and between Sunoco LP and Energy Transfer Equity, L.P. (previously filed).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: April 25, 2016

HERITAGE HOLDINGS, INC.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ETP HOLDCO CORPORATION

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ETC M-A ACQUISITION LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ATLANTIC REFINING & MARKETING CORP.

By:	/s/ Arnold Dodderer
Name:	Arnold Dodderer
Title:	Attorney-in-Fact

ETP RETAIL HOLDINGS, LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

SUNOCO, INC. (R&M)

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

SUNOCO, INC.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C., its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

HERITAGE ETC GP, L.L.C.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfers Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

LE GP, LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

KELCY L. WARREN

By:	/s/ William J. Healy, as Attorney-in-Fact

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the directors and executive officers of ETP LLC, LE GP, HHI, ETP Holdco, Heritage ETC GP, ETP Retail, ETC M-A, Sunoco R&M, Atlantic R&M and Sunoco, Inc. All the individuals listed below are citizens of the United States.

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Ted Collins, Jr. 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Collins & Ware Inc.

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of and Chief Executive Officer of Rising Star Energy, L.L.C.

James R. Perry 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Former Governor of Texas

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

David K. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Skidmore Exploration Inc.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President, Chief Operating Officer and Director	President & Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and President	President of LE GP, LLC

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chairman of the Board	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Measurement, Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Operating Officer, Chief Commercial Officer and Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

K. Rick Turner 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of Sunoco GP LLC and Managing Director of Altos Energy Partners, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and General Counsel	Executive Vice President and General Counsel of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC

HHI:

Name and Business Address	Capacity in Which Serves Heritage Holdings	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer and Director	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Gregory F. Brazaitis 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Compliance Officer	Chief Compliance Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President, General Counsel and Secretary	Executive Vice President and General Counsel of LE GP, LLC

ETP Holdco:

Name and Business Address	Capacity in Which Serves ETP Holdco	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer and Director	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President, Chief Operating Officer and Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President, General Counsel, Secretary and Director	Executive Vice President and General Counsel of LE GP, LLC

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of LE GP, LLC

ETC M-A:

Name and Business Address	Capacity in Which Serves ETC	Principal Occupation

Robert W. Owens 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer	President and Chief Executive Officer of Sunoco GP LLC

Marshall S. McCrea III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

Arnold D. Dodderer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel and Vice President	General Counsel of Sunoco, Inc.

Atlantic R&M:

Name and Business Address	Capacity in Which Serves Atlantic R&M	Principal Occupation

Robert W. Owens 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Director	President and Chief Executive Officer of Sunoco GP LLC

Cynthia A. Archer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Vice President and Director	Executive Vice President and Chief Marketing Officer of Sunoco GP LLC

Blake Heinemann 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Vice President and Director	Executive Vice President – Retail Operations East of Sunoco GP LLC

Arnold D. Dodderer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel and Secretary	General Counsel of Sunoco, Inc.

Heritage ETC GP:

Name and Business Address	Capacity in Which Serves Heritage ETC GP	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President, General Counsel and Secretary	Executive Vice President and General Counsel of LE GP, LLC

Gregory F. Brazaitis 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Compliance Officer	Chief Compliance Officer of Energy Transfer Partners, L.L.C.

ETP Retail:

Name and Business Address	Capacity in Which Serves ETP Retail	Principal Occupation

Robert W. Owens 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Manager	President and Chief Executive Officer of Sunoco GP LLC

Arnold D. Dodderer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Vice President, General Counsel and Secretary	General Counsel of Sunoco, Inc.

Karl R. Fails 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Manager	Senior Vice President, Supply and Trading of Sunoco, LLC

Boyd E. Foster 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Manager	Executive Vice President, Manufacturing and Business Development, of Sunoco GP LLC

Sunoco (R&M):

Name and Business Address	Capacity in Which Serves Sunoco (R&M)	Principal Occupation

Robert W. Owens 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Sole Director	President and Chief Executive Officer of Sunoco GP LLC

Arnold D. Dodderer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel and Secretary	General Counsel of Sunoco, Inc.

Sunoco, Inc.:

Name and Business Address	Capacity in Which Serves Sunoco, Inc.	Principal Occupation

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, Senior Vice President and Corporate Secretary	Executive Vice President and General Counsel of LE GP, LLC

Robert W. Owens 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer	President and Chief Operating Officer of Sunoco GP LLC

Marshall S. McCrea III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of LE GP, LLC

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Arnold D. Dodderer 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel and Assistant Secretary	General Counsel of Sunoco, Inc.

Christopher Curia 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President - Human Resources	Executive Vice President and Chief Human Resources Officer of Energy Transfer Partners, L.L.C.

Robert M. Kerrigan 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Vice President - Human Resources and Administration	Vice President - Human Resources and Administration of Energy Transfer Partners, L.L.C.